DOFASCO

Dofasco Inc., P.O. Box 2460, Hamilton, Ontario, Canada L8N 3J5
Telephone (905) 544-3761 Ext. 6905 Fax (905) 548-4249

02034485

May 8, 2002

Exemption No. 82-3226

02 MAY 29 AM 11:03

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549

Dear Sirs:

This is to advise you of the following change to the Board of Directors of Dofasco Inc.

On February 1, 2002 the Board of Directors approved a resolution that decreased the number of directors of the corporation from 14 to 13 effective May 3, 2002.

On May 3, 2002 Messrs. Robert C. Dowsett, Charles H. Hantho and David R. McCamus retired from the board.

On May 3, 2002 Messrs. William A. Etherington and Donald A. Pether were elected to the board.

Yours very truly,

Urmas Soomet
Corporate Secretary

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board\newdrfil